FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of foreign Private Issuer

Pursuant to Rule 13a – 16 or 15d – 16 of

the Securities Exchange Act of 1934

For the month of April, 2005

Commission File Number : 1-15232

16, rue de la Ville l’Evêque,

75008 Paris-France

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (1):

Note: Regulation S-T Rule 101 (b) (1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (7):

Note: Regulation S-T Rule 101 (b) (7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rule of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No      X

If « yes » is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Paris, April 7, 2005

PRESS RELEASE

Taking advantage of very favourable conditions, SUEZ refinances in advance syndicated credit facilities for a total amount of EUR 4.5 billion

In May 2004 SUEZ refinanced in advance syndicated credit facilities of the Group through a EUR 4.5 billion 5-year credit with two one year extension options. Taking advantage of very favourable conditions, SUEZ refinances today in advance and under improved financial and legal conditions this syndicated credit facility through a new credit of the same amount, whose maturity has been extended to 7 years. This credit is guaranteed by GIE Suez Alliance.

This transaction is consistent with the Group policy of optimizing the management of its credit lines and extends the maturity of the existing and undrawn credit facilities of the Group.

Mandated Lead Arrangers are ABN AMRO Bank N.V., BNP Paribas, Calyon, Citigroup, Barclays Capital, Ixis CIB, Fortis Bank S.A./N.V., HSBC, ING, J.P. Morgan plc., Mediobanca – Banca di Credito Finanziario S.p.A., Natexis Banques Populaires, The Royal Bank of Scotland, SG Corporate Investment Banking. This credit will be syndicated in the following weeks.

GIE Suez Alliance is rated A2 (negative outlook) by Moody’s and A- by Standard and Poor’s.

SUEZ, an international industrial and services Group, designs sustainable and innovative solutions in the management of public utilities as a partner of public authorities, businesses and individuals. The Group aims to answer essential needs in electricity, gas, energy services, water and waste management. SUEZ is listed on the Brussels, Luxembourg, Paris, New York and Zurich stock exchanges and is represented in the main international indices: CAC 40, DJ STOXX 50, DJ EURO STOXX 50, Euronext 100, FTSE Eurotop 100, MSCI Europe and ASPI Eurozone. The Group employs 160,700 people worldwide and achieved revenues of €40.7 billion in 2004, 89% of which were generated in Europe and in North America. SUEZ is an official sponsor of Paris 2012.

Disclaimer

This press release contains certain forward-looking statements, particularly with respect to future events, trends, plans or objectives. These statements are based on management’s current views and assumptions and involve a number of risks and uncertainties which may lead to a significant difference between actual results and those suggested either explicitly or implicitly in these statements (or suggested by past results). Additional information about these risks and uncertainties appears in documents filed by SUEZ with the U.S. Securities and Exchange Commission and the Autorité des Marchés Financiers (French securities regulator). The present forward-looking statements are made as of the date of the present release, with no undertaking by SUEZ to update or revise them, whether in connection with new information, future events, or any other factor.

Press Contacts:	Contacts for financial analysts:
France:
Catherine Guillon: +331 4006 6715	Arnaud Erbin : + 331 4006 6489
Caroline Lambrinidis: +331 4006 6654	Eléonore de Larboust: +331 4006 1753
Antoine Lenoir: +331 4006 6650	Bertrand Haas: +331 4006 6609
Belgium:
Guy Dellicour: +322 507 02 77

This release is also available on the web site: http://www.suez.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 8, 2005	Company Name SUEZ

	By:	/s/ Yves de GAULLE
Name: Yves de GAULLE
Title: General Secretary